Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333 – 146375) and Form S-3 (Nos. 333 – 129073, 333 – 138809 and 333-149487) of Central European Distribution Corporation of our report dated March 1, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the retrospective adoption of ASC Topic 810 in relation to the de-consolidation of the Whitehall Group and the presentation of the Company’s distribution business as discontinued operations, as discussed in Notes 1 and 2, as to which the date is November 23, 2010, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K/A.

/s/ PricewaterhouseCoopers Sp. z o. o.

Warsaw, Poland

March 1, 2011